

New York Stock Exchange
11 Wall Street
New York, NY  10005

January 6, 2020


Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549


To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Stock, par value $0.0001 per share, of Leuthold Core ETF, a series of Leuthold Funds, Inc. under the Exchange Act of 1934.


Sincerely,

*[signature]*